Exhibit 99.1

Evaxion Biotech Secures Equity Financing of up to $40 Million from Lincoln Park Capital

Copenhagen, Denmark, June 7, 2022 – Evaxion Biotech A/S (NASDAQ: EVAX) (“Evaxion” or the “Company”), a clinical-stage biotechnology company specializing in the development of AI-powered immunotherapies, announced today that it has entered into a committed equity purchase agreement (the “Agreement”) with Lincoln Park Capital Fund, LLC (“LPC”), for the issuance and sale, from time to time, of up to $40 million of its American Depositary Shares (the “ADSs”), each of which represents one ordinary share, DKK 1 nominal value, of the Company (the “Ordinary Shares”).

Under the terms of the Agreement, Evaxion has the right, at its sole discretion, but not the obligation, to sell to LPC up to $40 million of its ADSs over the 36-month term of the Agreement, subject to certain conditions.

Lars Wegner, CEO of Evaxion, said: “We are pleased to conclude this Agreement with Lincoln Park Capital, securing access to $40 million from a widely respected investor in the biotech industry and further strengthening Evaxion’s financial position during a period of market uncertainty. This equity facility will contribute to the progression of our exciting portfolio of assets, including personalized cancer medicines, developed in programs EVX-01 and EVX-02, both of which are currently in Phase 2 clinical development, according to plan. This gives us momentum to reach our value-creating, upcoming clinical milestones. Importantly, it also maintains Evaxion’s flexibility in deciding if and when to exercise the option to sell, so we can continue to choose the optimum development path for the Company.”

Evaxion had cash and cash equivalents of $31.4 million at the end of the first quarter of 2022 and expects its cash position, without proceeds from the Agreement, to be sufficient to fund operating expenses and capital expenditure requirements through at least the next 12 months.

There are no upper limits to the price LPC may pay to purchase the ADSs, and the purchase price will be based on the prevailing market prices of the ADSs at the time of each sale to LPC. Evaxion controls the timing and amount of any future sales of its ADSs to LPC. The Company may terminate the Agreement at any time, in its sole discretion, without any additional cost or penalty. In consideration for entering into the Agreement, LPC received 428,572 Ordinary Shares represented by ADSs from the Company.

About Evaxion

Evaxion Biotech A/S is a clinical-stage biotech company designing AI-powered immunotherapies. With our proprietary and scalable AI technology, we decode the human immune system to discover and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. Evaxion has a broad pipeline of novel product candidates, including three patient-specific cancer immunotherapies. It is located in Hørsholm, Denmark, with 70 employees.

About Lincoln Park Capital

Lincoln Park Capital is a Chicago-based investment group and asset management firm focused on investing in public and private companies, real estate, and money management strategies. LPC strives to make investments that align incentives and lead to long-term, mutually beneficial relationships. Lincoln Park Capital base its investment decisions on fundamental analysis, due diligence processes, and experience.  They make investments with a long-term focus knowing that economic and market cycles demand that investors be patient.

For more information

Evaxion	LifeSci Advisors LLC
Bo Karmark	Corey Davis, Ph.D.
Chief Financial Officer	Managing Director
bka@evaxion-biotech.com	cdavis@lifesciadvisors.com
+45 27 10 20 50	+1 (212) 915 2577

Source: Evaxion Biotech

Forward-looking statement

This announcement contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this announcement regarding the Company’s future operations, plans and objectives are forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions, all statements other than statements of historical fact included in this announcement about future events are subject to (i) change without notice and (ii) factors beyond the Company’s control. These statements may include, without limitation, any statements preceded by, followed by, or including words such as “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other words and terms of similar meaning or the negative thereof. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including but not limited to: risks associated with the Company’s financial condition and need for additional capital; risks related to the Company’s development work; cost and success of the Company’s product development activities and preclinical and clinical trials; risks associated with commercializing any approved pharmaceutical product developed using the Company’s AI platform technology, including the rate and degree of market acceptance of the Company’s product candidates; risks related to the Company’s dependence on third parties including for conduct of clinical testing and product manufacture; risks associated with the Company’s inability to enter into partnerships; risks related to government regulation; risks related to protection of the Company’s intellectual property rights; risks related to employee matters and managing growth; risks related to the Company’s ADSs and ordinary shares, risks associated with the pandemic caused by the coronavirus known as COVID-19 and its variants such as Delta and Omicron, risks related to the recent invasion of the Ukraine by Russia and other risks and uncertainties affecting the Company’s business operations and financial condition.

Forward-looking statements are subject to inherent risks and uncertainties beyond the Company’s control that could cause the Company’s actual results, performance, or achievements to be materially different from the expected results, performance, or achievements expressed or implied by such forward-looking statements. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to the Company’s business in general, see the risks described in the “Risk Factors” section included in the Company’s 2021 Annual Report on Form 20-F filed on March 31, 2022, and the Company’s current and future reports filed with, or submitted to, the U.S. Securities and Exchange Commission (SEC). Any forward-looking statements contained in this announcement speak only as of the date hereof, and except as required by law, the Company assumes no obligation to update these forward-looking statements publicly or to update the reasons actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

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